Exhibit 3.1

Fifth Certificate of Amendment

of

Second Restated Certificate of Incorporation

of

RespireRx Pharmaceuticals Inc.

RespireRx Pharmaceuticals Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby adopts this Fifth Certificate of Amendment (this “Certificate of Amendment”), which amends its Second Restated Certificate of Incorporation (as amended by the Certificate of Designation filed March 14, 2014, the Certificate of Amendment filed April 17, 2014, the Second Certificate of Amendment filed December 16, 2015, the Third Certificate of Amendment filed September 1, 2016, the Fourth Certificate of Amendment filed April 30, 2020, the Certificate of Designation filed July 13, 2020 as amended on September 30, 2020, the “Certificate of Incorporation”) as described below, and does hereby further certify that:

1.	The Board of Directors of the Corporation duly adopted a resolution proposing and declaring advisable the amendment to the Certificate of Incorporation described herein, and the Corporation’s stockholders duly adopted such amendment, all in accordance with the provisions of Section 242 of the DGCL.

2.	Article Fourth of the Certificate of Incorporation is hereby amended by amending and restating paragraph (A)(1) of such article in its entirety as follows:

FOURTH: (A)(1) - AUTHORIZED CAPITAL. The total number of shares of capital stock which the Corporation has the authority to issue is two billion five million (2,005,000,000) consisting of two billion (2,000,000,000) shares of common stock, $0.001 par value per share (“Common Stock”), and five million (5,000,000) shares of preferred stock, $0.001 par value per share.

3.	All other provisions of the Certificate of Incorporation hereby remain in full force and effect.

By:
Name:	Jeff Margolis
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Secretary